3 SEP 22 AM 7:21

THE NORTH WEST COMPANY

03032161

September 12, 2003

Office of International Corporate Finance
The U.S. Securities & Exchange Commission
450 Fifth Street N.W.
Washington, DC 20549
U.S.A.

SUPPL

PROCESSED
SEP 26 2003
THOMSON FINANCIAL

Dear Sir or Madam:

NORTH WEST COMPANY FUND REPORTS SECOND QUARTER RESULTS
EXEMPTION NUMBER 82-34737

Attached please find the following documents

1. Mailing document certifying that the Fund's 2003 Second Quarter Report to Unitholders for the period ended July 26, 2003, was mailed on September 12, 2003.
2. 2003 Second Quarter Report to Unitholders
3. Press Release dated September 11, 2003.

If you require further information, please feel free to contact me. Thanks.

Yours Sincerely

L Peever

dlw 9/23

Linda Peever
Asst. Corporate Secretary
North West Company Fund
77 Main Street
Winnipeg MB R3C 2R1

Direct Line: (204) 934-1504
Direct Fax: (204) 934-1455
Email Address: lpeever@northwest.ca

www.northwest.ca

Northern

EXEMPTION NUMBER 82-34737

03 SEP 22 AM 7:21

NORTH WEST COMPANY FUND

I, LÉO CHARRIÈRE, Secretary of North West Company Fund (the "Fund"), hereby certify that the Fund's 2003 second quarter report to unitholders for the period ended July 26, 2003, was mailed on September 12, 2003, by first-class mail, to unitholders of record on September 4, 2003.

DATED at Winnipeg, Manitoba, this 12th day of September 2003.

Signed "Léo Charrière"

LÉO CHARRIÈRE

EXEMPTION NUMBER 82-34737

03 SEP 22 [illegible] 7:21

NORTH WEST COMPANY FUND
PRESS RELEASE

FOR IMMEDIATE RELEASE

"NORTH WEST COMPANY FUND REPORTS SECOND QUARTER RESULTS"

Winnipeg, September 11, 2003: North West Company Fund (the "Fund") today reported 2003 second quarter earnings for the period ended July 26, 2003.

CONSOLIDATED RESULTS

The North West Company Fund reported a second quarter consolidated sales increase of 3.1% (up 2.8% on a same store basis excluding foreign exchange impact) to $192.4 million compared to $186.6 million in 2002. Second quarter net earnings decreased 2.4% to $8.9 million, compared to $9.1 million in 2002. Fully diluted earnings per unit were $0.55 per unit compared to $0.57 per unit last year.

Trading profit[1] or net earnings before interest, income taxes, depreciation and amortization (EBITDA) decreased 8.4% to $18.0 million compared to $19.6 million in the second quarter last year. Interest expenses were the same as last year at $1.5 million even though interest rates were higher throughout the quarter compared to last year. Lower receivable and inventory positions offset rate increases. Income taxes were reduced 39% in the quarter versus last year due to lower pre-tax earnings from Canadian operations.

Year-to-date sales of $371.8 million are up 3.6% (up 3.7% on a same store basis excluding foreign exchange impact) over last year. Consolidated earnings are down 6.1% to $14.5 million ($0.90 per unit) compared to $15.4 million ($0.96 per unit) last year. Trading profit[1] was $31.2 million (down 8.1%) compared to $34.0 million last year. The weakening of the US dollar versus the Canadian dollar reduced the net earnings contribution from Alaskan operations by 11.0% based on the average exchange rates in the second quarter of 2003 of $1.3722 versus last year's $1.5413. The negative impact on earnings per unit for the year if the Canadian dollar remains in the current $1.40 range is estimated at approximately $0.03 per unit. The Company's investment in Alaska Commercial Company

[1] Trading Profit or EBITDA is not a recognized measure under Canadian generally accepted accounting principles (GAAP). Management believes that in addition to net earnings (loss), trading profit is a useful supplemental measure as it provides investors with an indication of cash available for distribution prior to debt service, capital expenditures and income taxes. Investors should be cautioned, however, that trading profit should not be construed as an alternative to net earnings (loss) determined in accordance with GAAP as an indicator of NWF's performance. NWF's method of calculating trading profit may differ from other companies and, accordingly, trading profit may not be comparable to measures used by other companies.

is hedged by US long-term debt and is not affected by fluctuations in the foreign exchange rate.

CANADIAN OPERATIONS

Canadian sales for the quarter were generally strong, increasing 7.8% (4.1% on a same store basis) to $149.9 million compared to $139.1 million in 2002. Food sales increased 10.2% (6.6% on a same store basis) for the second quarter compared to last year. Northern Canada stores (Northern and NorthMart banners) food sales delivered a 6.1% gain (6.1% on a same store basis). Sales increases were achieved in all major categories led by deli, tobacco and confections, which had increases of 24.2%, 14.3% and 9.1% respectively. Other strong performers included beverages, chilled foods, produce and frozen foods.

Canadian general merchandise sales increased 1.7% (-2.1% on a same store basis) in the second quarter. General merchandise sales in Northern Canada were down 2.9% (-2.9% on a same store basis) due primarily to price deflation in softline categories and less available disposable income to stimulate "big-ticket" purchases in transportation and home furnishings.

Canadian gross profit dollar contribution in the quarter increased by 3.2% from last year but the rate was down by 142 basis points. Food gross profit dollars grew by 5.0% while general merchandise gross profit dollars decreased 1.7%. In Northern Canada stores price deflation in "shelf-stable" groceries and in softlines compressed gross profit margins. Overall, Canadian trading profit decreased 15.5% to $13.7 million from $16.2 million, due to lower gross profit rates, new store opening costs, higher rent, utilities and insurance, increased pension expense, development costs related to the Company's "best practice" store training initiative and store information systems.

For the fall period action is being taken to address product margin challenges faced in the first half. Combined with anticipated lower general merchandise markdowns and distribution expense, this is expected to produce a recovery in gross profit margins. Big-ticket hardlines are expected to continue to face a difficult credit sales environment.

The Company's four *Giant Tiger* stores exceeded planned sales but had lower contribution margin levels in the quarter due to new store opening costs. On a same store basis, these stores had a 17.0% sales increase in the quarter.

ALASKAN OPERATIONS (stated in U.S. dollars)

Alaska Commercial Company ("AC") sales for the quarter were the same as last year (-3.3% on a same store basis) at $30.8 million.

AC's retail stores' food sales were up 3.2% (1.2% on a same store basis) and general merchandise sales were down 14.1% (-18.0% on a same store basis). Similar to the slowdown in the Canadian big-ticket business, AC faced a tighter consumer disposable income environment after two years of fairly strong growth in these categories.

Since the end of the second quarter, AC's food sales have strengthened considerably as a result of market share gains. There is still uncertainty over fall demand for discretionary items such as home furnishings and transportation goods, with anticipated lower Permanent Fund Dividends expected to be partially offset by federal tax cuts.

Core sales to rural accounts at Frontier Expeditors ("FE"), AC's wholesale business, were up 6.2% in the quarter.

Despite soft sales, AC's gross profit improved by 3.9% in the quarter due to higher perishable food margins and an improved blend of higher margin merchandise sold through FE. Expenses were tightly managed and reduced by 3.6% below last year despite the additional costs of a new store in Mountain Village, which opened last December.

AC's trading profit for the quarter increased 38.8% to $3.0 million compared to $2.2 million last year.

BALANCE SHEET AND CASH FLOW

Assets employed at the end of the second quarter were $412.2 million compared to $428.9 million last year and $418.2 million at the end of January 2003. The Company continues to focus on opportunities to further reduce working capital requirements and have embedded this objective in all management incentive plans. Cash balances were reduced 7.2% from last year. Accounts receivable balances were 7.8% or $4.9 million lower than last year. Inventory levels were reduced by 4.2% or $5.7 million due to more emphasis on improving stock turnover, including faster clearance of seasonal items and the outsourcing of warehouse inventory to alliance partners. Future income taxes have been reduced 13.0% to $14.1 million compared to $16.2 million in 2002 from the reduction in non-capital loss carryforwards used in 2002. Property and equipment balances decreased 3.4% or $6.4 million primarily due to lower US to CDN dollar exchange rates used to convert US based assets to Canadian dollars.

Bank advances increased 7.4% or $2.1 million from January 2003 to finance the capital expenditures and seasonal working capital requirements. Accounts payable and accrued expenses increased by $5.0 million in the quarter reflecting the increase in inventories in the quarter.

The weighted average units outstanding for the quarter were 15,941,000 compared to 16,013,000 last year.

UNITHOLDER DISTRIBUTIONS

The Trustees declared a quarterly cash distribution of $0.39 per unit to unitholders of record on August 15, 2003, distributable on September 15, 2003. Distributions are expected to be $0.39 per quarter in 2003, subject to a quarterly review and approval by the Trustees of North West Company Fund and the Board of The North West Company Inc.

OTHER HIGHLIGHTS

- The 2003 Giant Tiger store rollout schedule proceeded as planned with store openings in Regina, Saskatchewan on June 14 and a third Winnipeg store on August 9. Fall 2003 openings are set for Edmonton on October 25 and Morden, Manitoba on November 7.

- Test store formats were launched in The Pas, Manitoba in May 2003 and in Fort Vermilion, Alberta in June 2003.

- A video rental alliance has been signed with *Rogers Video*. The new program will be rolled out to all Canadian stores in the fall.

The North West Company Inc. (NWC) is the leading retailer of food and everyday products and services to northern communities across Canada and Alaska. NWC operates 181 stores under a number of trading names, including *Northern, NorthMart*, *Giant Tiger* and *AC Value Center*, and provides catalogue shopping services through its *Selections* catalogue in Canada.

The units of the Fund trade on the TSX Toronto Stock Exchange under the symbol "NWF.UN".

-30-

For more information contact:

Edward Kennedy, President & CEO, The North West Company
phone (204) 934-1482; fax (204) 934-1317; email ekennedy@northwest.ca

Léo Charrière, Executive Vice-President, CFO and Secretary, The North West Company
phone (204) 934-1503; fax (204) 934-1455; email lcharriere@northwest.ca

or visit on-line at www.northwest.ca

CONSOLIDATED BALANCE SHEETS
(unaudited, $ in thousands)

	July 26 2003	July 27 2002	January 25 2003
ASSETS			
Current assets			
Cash	$ 8,953	$ 9,647	$ 10,451
Accounts receivable	58,546	63,485	64,762
Inventories	131,088	136,809	127,449
Future income taxes	3,632	6,878	4,964
Prepaid expenses	4,049	3,243	2,274
	206,268	220,062	209,900
Property and equipment	183,295	189,693	188,194
Future income taxes	10,430	9,295	9,322
Other assets	12,174	9,806	10,775
	$ 412,167	$ 428,856	$ 418,191
LIABILITIES			
Current liabilities			
Bank advances and short-term notes	$ 30,250	$ 28,891	$ 28,157
Accounts payable and accrued	51,100	55,338	60,495
Income taxes payable	1,210	1,755	1,500
Bonds due within one year	-	9,781	-
Current portion of long-term debt	1,793	2,084	1,843
	84,353	97,849	91,995
Long-term debt	100,395	111,357	106,812
	184,748	209,206	198,807
EQUITY			
Capital	165,205	165,205	165,205
Unit purchase loan plan (Note 3)	(3,423)	(3,170)	(3,365)
Retained earnings	60,344	52,457	52,165
Cumulative currency translation adjustments	5,293	5,158	5,379
	227,419	219,650	219,384
	$ 412,167	$ 428,856	$ 418,191

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF EARNINGS AND RETAINED EARNINGS
(unaudited, $ in thousands)

	13 Weeks Ended July 26 2003	13 Weeks Ended July 27 2002	26 Weeks Ended July 26 2003	26 Weeks Ended July 27 2002
SALES				
Canadian operations	$ 149,882	$ 139,077	$ 289,464	$ 268,981
Alaskan operations	42,494	47,536	82,308	89,865
	$ 192,376	$ 186,613	$ 371,772	$ 358,846
Cost of sales, selling and administrative expenses				
Canadian operations	$ (136,178)	$ (122,857)	$ (264,175)	$ (239,863)
Alaskan operations	(38,214)	(44,128)	(76,379)	(85,031)
Net earnings before amortization, interest and income taxes				
Canadian operations	13,704	16,220	25,289	29,118
Alaskan operations	4,280	3,408	5,929	4,834
Amortization				
Canadian operations	(4,587)	(4,820)	(9,144)	(9,666)
Alaskan operations	(1,001)	(893)	(2,061)	(1,806)
	12,396	13,915	20,013	22,480
Interest	(1,507)	(1,554)	(3,170)	(3,109)
	10,889	12,361	16,843	19,371
Provision for income taxes (Note 2)	(1,964)	(3,217)	(2,375)	(3,961)
NET EARNINGS FOR THE PERIOD	8,925	9,144	14,468	15,410
Retained earnings, beginning of period	57,708	49,360	52,165	49,142
Distributions	(6,289)	(6,047)	(6,289)	(12,095)
RETAINED EARNINGS, END OF PERIOD	$ 60,344	$ 52,457	$ 60,344	$ 52,457
NET EARNINGS PER UNIT				
Basic	$ 0.56	$ 0.57	$ 0.91	$ 0.96
Diluted	$ 0.55	$ 0.57	$ 0.90	$ 0.96
Weighted Average Number of Units Outstanding (000's)				
Basic	15,941	16,013	15,943	16,064
Diluted	16,126	16,126	16,126	16,126

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Accounting Presentations and Disclosures

These interim financial statements follow the same accounting policies and their methods of application as the 2002 annual financial statements. Not all disclosures required by generally accepted accounting principles for annual financial statements are presented, and accordingly, the interim financial statements should be read in conjunction with the 2002 Annual Report.

2. Income Taxes

Certain interest amounts deducted by The North West Company Inc. are included as taxable income to unitholders of North West Company Fund upon distribution. The income tax benefit of loss carryforwards to the Company have been recorded in these financial statements as a future income tax asset.

3. Unit Purchase Loan Plan

Loans issued to officers to purchase units under the unit purchase loan plan are treated as a reduction of equity. These loans are non-interest bearing and repayable from the after tax distributions or if the officer sells the units or leaves the Company. The loans are secured by a pledge of 184,657 units of the Company with a quoted value at July 26, 2003 of $4,395,000. Loans receivable at July 26, 2003 of $3,423,000 are recorded as a reduction of equity. Additional loans may be made on an annual basis over the next four years. The maximum value of the loans under the plan will not exceed $7,500,000.

4. Net Identifiable Assets ($ in thousands)

	July 26 2003	July 27 2002
Canadian operations	$ 288,018	$ 288,583
Alaskan operations	71,839	83,180

5. Guarantees

The Company implemented Accounting Guideline 14 - "Disclosure of Guarantees", issued by the Canadian Institute of Chartered Accountants, which requires a guarantor to disclose in its notes to the consolidated financial statements significant information about guarantees it has provided. The disclosures are required even when the likelihood of the guarantor having to make payment under the guarantee is remote. The Company has provided to third parties the following significant guarantees:

Director and officer indemnification agreements

The Company has entered into indemnification agreements with its current and former directors and officers to indemnify them, to the extent permitted by law, against any and all charges, costs, expenses, amounts paid in settlement and damages incurred by the directors and officers as a result of any lawsuit or any judicial, administrative or investigative proceeding in which the directors and officers are sued as a result of their service. These indemnification claims will be subject to any statutory or other legal limitation period. The nature of the indemnification agreements prevents the Company from making a reasonable estimate of the maximum potential amount it could be required to pay to counterparties. The Company has purchased directors' and officers' liability insurance. No amount has been recorded in the financial statements with respect to these indemnification agreements.

Other indemnification agreements

In the normal course of operations, the Company provides indemnification agreements to counterparties for various events such as intellectual property right infringement, loss or damages to property, claims that may arise while providing services, violation of laws or regulations, or as a result of litigation that might be suffered by the counterparties. The terms and nature of these indemnification agreements vary based on the specific contract. The nature of the indemnification agreements prevents the Company from making a reasonable estimate of the maximum potential amount it could be required to pay to counterparties. No amount has been recorded in the financial statements with respect to these indemnification agreements.

6. Comparative Amounts

The comparative amounts have been reclassified to conform with the current year's presentation.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(unaudited, $ in thousands)

	13 Weeks Ended July 26 2003	13 Weeks Ended July 27 2002	26 Weeks Ended July 26 2003	26 Weeks Ended July 27 2002
CASH PROVIDED BY (USED IN)				
Operating Activities				
Net earnings for the period	$ 8,925	$ 9,144	$ 14,468	$ 15,410
Non-cash items				
Amortization	5,588	5,713	11,205	11,472
Future income taxes	359	1,459	(54)	1,313
Amortization of deferred financing costs	46	(312)	93	(623)
Gain on disposal of property and equipment	(171)	(142)	(171)	(132)
Cash flow from operations	14,747	15,862	25,541	27,440
Change in other non-cash items	(1,143)	(3,495)	(6,405)	(6,379)
Operating activities	13,604	12,367	19,136	21,061
Investing Activities				
Purchase of property and equipment	(6,966)	(4,692)	(10,195)	(8,365)
Proceeds from disposal of property and equipment	195	229	195	736
Investing activities	(6,771)	(4,463)	(10,000)	(7,629)
Financing Activities				
Change in bank advances and short-term notes	(2,510)	(5,118)	2,335	1,871
Repayment of long-term debt	(163)	(167)	(334)	(340)
Net purchase of units for unit purchase loan plan	38	(1,274)	(57)	(3,170)
Deferred financing costs	-	(27)	-	(27)
Distributions	(6,289)	(6,047)	(12,578)	(12,095)
Financing activities	(8,924)	(12,633)	(10,634)	(13,761)
NET CHANGE IN CASH	(2,091)	(4,729)	(1,498)	(329)
Cash, beginning of period	11,044	14,376	10,451	9,976
CASH, END OF PERIOD	$ 8,953	$ 9,647	$ 8,953	$ 9,647
Supplemental disclosure of cash paid for:				
Interest expense	$ 2,836	$ 325	$ 3,284	$ 4,380
Income taxes	1,836	3,841	2,536	4,115

See accompanying notes to consolidated financial statements.

EXEMPTION NUMBER 82-34737

03 SEP 22 AM 7:21

2003 SECOND QUARTER REPORT TO UNITHOLDERS

CONSOLIDATED RESULTS

The North West Company Fund reported a second quarter consolidated sales increase of 3.1% (up 2.8% on a same store basis excluding foreign exchange impact) to $192.4 million compared to $186.6 million in 2002. Second quarter net earnings decreased 2.4% to $8.9 million, compared to $9.1 million in 2002. Fully diluted earnings per unit were $0.55 per unit compared to $0.57 per unit last year.

Trading profit[1] or net earnings before interest, income taxes, depreciation and amortization (EBITDA) decreased 8.4% to $18.0 million compared to $19.6 million in the second quarter last year. Interest expenses were the same as last year at $1.5 million even though interest rates were higher throughout the quarter compared to last year. Lower receivable and inventory positions offset rate increases. Income taxes were reduced 39% in the quarter versus last year due to lower pre-tax earnings from Canadian operations.

Year-to-date sales of $371.8 million are up 3.6% (up 3.7% on a same store basis excluding foreign exchange impact) over last year. Consolidated earnings are down 6.1% to $14.5 million ($0.90 per unit) compared to $15.4 million ($0.96 per unit) last year. Trading profit[1] was $31.2 million (down 8.1%) compared to $34.0 million last year. The weakening of the US dollar versus the Canadian dollar reduced the net earnings contribution from Alaskan operations by 11.0% based on the average exchange rates in the second quarter of 2003 of $1.3722 versus last year's $1.5413. The negative impact on earnings per unit for the year if the Canadian dollar remains in the current $1.40 range is estimated at approximately $0.03 per unit. The Company's investment in Alaska Commercial Company is hedged by US long-term debt and is not affected by fluctuations in the foreign exchange rate.

CANADIAN OPERATIONS

Canadian sales for the quarter were generally strong, increasing 7.8% (4.1% on a same store basis) to $149.9 million compared to $139.1 million in 2002. Food sales increased 10.2% (6.6% on a same store basis) for the second quarter compared to last year. Northern Canada stores (Northern and NorthMart banners) food sales delivered a 6.1% gain (6.1% on a same store basis). Sales increases were achieved in all major categories led by deli, tobacco and confections, which had increases of 24.2%, 14.3% and 9.1% respectively. Other strong performers included beverages, chilled foods, produce and frozen foods.

Canadian general merchandise sales increased 1.7% (-2.1% on a same store basis) in the second quarter. General merchandise sales in Northern Canada were down 2.9% (-2.9% on a same store basis) due primarily to price deflation in softline categories and less available disposable income to stimulate "big-ticket" purchases in transportation and home furnishings.

Canadian gross profit dollar contribution in the quarter increased by 3.2% from last year but the rate was down by 142 basis points. Food gross profit dollars grew by 5.0% while general merchandise gross profit dollars decreased 1.7%. In Northern Canada stores price deflation in "shelf-stable" groceries and in softlines compressed gross profit margins. Overall, Canadian trading profit decreased 15.5% to $13.7 million from $16.2 million, due to lower gross profit rates, new store opening costs, higher rent, utilities and insurance, increased pension expense, development costs related to the Company's "best practice" store training initiative and store information systems.

---

[1] Trading Profit or EBITDA is not a recognized measure under Canadian generally accepted accounting principles (GAAP). Management believes that in addition to net earnings (loss), trading profit is a useful supplemental measure as it provides investors with an indication of cash available for distribution prior to debt service, capital expenditures and income taxes. Investors should be cautioned, however, that trading profit should not be construed as an alternative to net earnings (loss) determined in accordance with GAAP as an indicator of NWF's performance. NWF's method of calculating trading profit may differ from other companies and, accordingly, trading profit may not be comparable to measures used by other companies.

For the fall period action is being taken to address product margin challenges faced in the first half. Combined with anticipated lower general merchandise markdowns and distribution expense, this is expected to produce a recovery in gross profit margins. Big-ticket hardlines are expected to continue to face a difficult credit sales environment.

The Company's four *Giant Tiger* stores exceeded planned sales but had lower contribution margin levels in the quarter due to new store opening costs. On a same store basis, these stores had a 17.0% sales increase in the quarter.

ALASKAN OPERATIONS (stated in U.S. dollars)

Alaska Commercial Company ("AC") sales for the quarter were the same as last year (-3.3% on a same store basis) at $30.8 million.

AC's retail stores' food sales were up 3.2% (1.2% on a same store basis) and general merchandise sales were down 14.1% (-18.0% on a same store basis). Similar to the slowdown in the Canadian big-ticket business, AC faced a tighter consumer disposable income environment after two years of fairly strong growth in these categories.

Since the end of the second quarter, AC's food sales have strengthened considerably as a result of market share gains. There is still uncertainty over fall demand for discretionary items such as home furnishings and transportation goods, with anticipated lower Permanent Fund Dividends expected to be partially offset by federal tax cuts.

Core sales to rural accounts at Frontier Expeditors ("FE"), AC's wholesale business, were up 6.2% in the quarter.

Despite soft sales, AC's gross profit improved by 3.9% in the quarter due to higher perishable food margins and an improved blend of higher margin merchandise sold through FE. Expenses were tightly managed and reduced by 3.6% below last year despite the additional costs of a new store in Mountain Village, which opened last December.

AC's trading profit for the quarter increased 38.8% to $3.0 million compared to $2.2 million last year.

BALANCE SHEET AND CASH FLOW

Assets employed at the end of the second quarter were $412.2 million compared to $428.9 million last year and $418.2 million at the end of January 2003. The Company continues to focus on opportunities to further reduce working capital requirements and have embedded this objective in all management incentive plans. Cash balances were reduced 7.2% from last year. Accounts receivable balances were 7.8% or $4.9 million lower than last year. Inventory levels were reduced by 4.2% or $5.7 million due to more emphasis on improving stock turnover, including faster clearance of seasonal items and the outsourcing of warehouse inventory to alliance partners. Future income taxes have been reduced 13.0% to $14.1 million compared to $16.2 million in 2002 from the reduction in non-capital loss carryforwards used in 2002. Property and equipment balances decreased 3.4% or $6.4 million primarily due to lower US to CDN dollar exchange rates used to convert US based assets to Canadian dollars.

Bank advances increased 7.4% or $2.1 million from January 2003 to finance the capital expenditures and seasonal working capital requirements. Accounts payable and accrued expenses increased by $5.0 million in the quarter reflecting the increase in inventories in the quarter.

The weighted average units outstanding for the quarter were 15,941,000 compared to 16,013,000 last year.

UNITHOLDER DISTRIBUTIONS

The Trustees declared a quarterly cash distribution of $0.39 per unit to unitholders of record on August 15, 2003, distributable on September 15, 2003. Distributions are expected to be $0.39 per quarter in 2003, subject to a quarterly review and approval by the Trustees of North West Company Fund and the Board of The North West Company Inc.

OTHER HIGHLIGHTS

- The 2003 Giant Tiger store rollout schedule proceeded as planned with store openings in Regina, Saskatchewan on June 14 and a third Winnipeg store on August 9. Fall 2003 openings are set for Edmonton on October 25 and Morden, Manitoba on November 7.
- Test store formats were launched in The Pas, Manitoba in May 2003 and in Fort Vermilion, Alberta in June 2003.
- A video rental alliance has been signed with *Rogers Video*. The new program will be rolled out to all Canadian stores in the fall.

On behalf of the Trustees and the Board of Directors:

Ian Sutherland
Chairman

Edward S. Kennedy
President and Chief Executive Officer

September 11, 2003 Winnipeg, Canada

CONSOLIDATED BALANCE SHEETS
(unaudited, $ in thousands)

	July 26 2003	July 27 2002	January 25 2003
ASSETS			
Current assets			
Cash	$ 8,953	$ 9,647	$ 10,451
Accounts receivable	58,546	63,485	64,762
Inventories	131,088	136,809	127,449
Future income taxes	3,632	6,878	4,964
Prepaid expenses	4,049	3,243	2,274
	206,268	220,062	209,900
Property and equipment	183,295	189,693	188,194
Future income taxes	10,430	9,295	9,322
Other assets	12,174	9,806	10,775
	$ 412,167	$ 428,856	$ 418,191
LIABILITIES			
Current liabilities			
Bank advances and short-term notes	$ 30,250	$ 28,891	$ 28,157
Accounts payable and accrued	51,100	55,338	60,495
Income taxes payable	1,210	1,755	1,500
Bonds due within one year	-	9,781	-
Current portion of long-term debt	1,793	2,084	1,843
	84,353	97,849	91,995
Long-term debt	100,395	111,357	106,812
	184,748	209,206	198,807
EQUITY			
Capital	165,205	165,205	165,205
Unit purchase loan plan (Note 3)	(3,423)	(3,170)	(3,365)
Retained earnings	60,344	52,457	52,165
Cumulative currency translation adjustments	5,293	5,158	5,379
	227,419	219,650	219,384
	$ 412,167	$ 428,856	$ 418,191

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF EARNINGS AND RETAINED EARNINGS
(unaudited, $ in thousands)

	13 Weeks Ended July 26 2003	13 Weeks Ended July 27 2002	**26 Weeks Ended July 26 2003**	26 Weeks Ended July 27 2002
SALES				
Canadian operations	**$ 149,882**	$ 139,077	**$ 289,464**	$ 268,981
Alaskan operations	**42,494**	47,536	**82,308**	89,865
	$ 192,376	$ 186,613	**$ 371,772**	$ 358,846
Cost of sales, selling and administrative expenses				
Canadian operations	**$ (136,178)**	$ (122,857)	**$ (264,175)**	$ (239,863)
Alaskan operations	**(38,214)**	(44,128)	**(76,379)**	(85,031)
Net earnings before amortization, interest and income taxes				
Canadian operations	**13,704**	16,220	**25,289**	29,118
Alaskan operations	**4,280**	3,408	**5,929**	4,834
Amortization				
Canadian operations	**(4,587)**	(4,820)	**(9,144)**	(9,666)
Alaskan operations	**(1,001)**	(893)	**(2,061)**	(1,806)
	12,396	13,915	**20,013**	22,480
Interest	**(1,507)**	(1,554)	**(3,170)**	(3,109)
	10,889	12,361	**16,843**	19,371
Provision for income taxes (Note 2)	**(1,964)**	(3,217)	**(2,375)**	(3,961)
NET EARNINGS FOR THE PERIOD	**8,925**	9,144	**14,468**	15,410
Retained earnings, beginning of period	**57,708**	49,360	**52,165**	49,142
Distributions	**(6,289)**	(6,047)	**(6,289)**	(12,095)
RETAINED EARNINGS, END OF PERIOD	**$ 60,344**	$ 52,457	**$ 60,344**	$ 52,457
NET EARNINGS PER UNIT				
Basic	**$ 0.56**	$ 0.57	**$ 0.91**	$ 0.96
Diluted	**$ 0.55**	$ 0.57	**$ 0.90**	$ 0.96
Weighted Average Number of Units Outstanding (000's)				
Basic	**15,941**	16,013	**15,943**	16,064
Diluted	**16,126**	16,126	**16,126**	16,126

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Accounting Presentations and Disclosures
These interim financial statements follow the same accounting policies and their methods of application as the 2002 annual financial statements. Not all disclosures required by generally accepted accounting principles for annual financial statements are presented, and accordingly, the interim financial statements should be read in conjunction with the 2002 Annual Report.

2. Income Taxes
Certain interest amounts deducted by The North West Company Inc. are included as taxable income to unitholders of North West Company Fund upon distribution. The income tax benefit of loss carryforwards to the Company have been recorded in these financial statements as a future income tax asset.

3. Unit Purchase Loan Plan
Loans issued to officers to purchase units under the unit purchase loan plan are treated as a reduction of equity. These loans are non-interest bearing and repayable from the after tax distributions or if the officer sells the units or leaves the Company. The loans are secured by a pledge of 184,657 units of the Company with a quoted value at July 26, 2003 of $4,395,000. *Loans receivable at July 26, 2003 of $3,423,000 are recorded as a reduction of equity. Additional loans may be made on an annual basis over the next four years.* The maximum value of the loans under the plan will not exceed $7,500,000.

4. Net Identifiable Assets ($ in thousands)	**July 26 2003**	July 27 2002
Canadian operations	**$ 288,019**	$ 288,583
Alaskan operations	**71,839**	83,180

5. Guarantees
The Company implemented Accounting Guideline 14 - "Disclosure of Guarantees", issued by the Canadian Institute of Chartered Accountants, which requires a guarantor to disclose in its notes to the consolidated financial statements significant information about guarantees it has provided. The disclosures are required even when the likelihood of the guarantor having to make payment under the guarantee is remote. The Company has provided to third parties the following significant guarantees:

Director and officer indemnification agreements
The Company has entered into indemnification agreements with its current and former directors and officers to indemnify them, to the extent permitted by law, against any and all charges, costs, expenses, amounts paid in settlement and damages incurred by the directors and officers as a result of any lawsuit or any judicial, administrative or investigative proceeding in which the directors and officers are sued as a result of their service. These indemnification claims will be subject to any statutory or other legal limitation period. The nature of the indemnification agreements prevents the Company from making a reasonable estimate of the maximum potential amount it could be required to pay to counterparties. The Company has purchased directors' and officers' liability insurance. No amount has been recorded in the financial statements with respect to these indemnification agreements.

Other indemnification agreements
In the normal course of operations, the Company provides indemnification agreements to counterparties for various events such as intellectual property right infringement, loss or damages to property, claims that may arise while providing services, violation of laws or regulations, or as a result of litigation that might be suffered by the counterparties. The terms and nature of these indemnification agreements vary based on the specific contract. The nature of the indemnification agreements prevents the Company from making a reasonable estimate of the maximum potential amount it could be required to pay to counterparties. No amount has been recorded in the financial statements with respect to these indemnification agreements.

6. Comparative Amounts
The comparative amounts have been reclassified to conform with the current year's presentation.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(unaudited, $ in thousands)

	13 Weeks Ended July 26 2003	13 Weeks Ended July 27 2002	26 Weeks Ended July 26 2003	26 Weeks Ended July 27 2002
CASH PROVIDED BY (USED IN)				
Operating Activities				
Net earnings for the period	$ 8,925	$ 9,144	$ 14,468	$ 15,410
Non-cash items				
Amortization	5,588	5,713	11,205	11,472
Future income taxes	359	1,459	(54)	1,313
Amortization of deferred financing costs	46	(312)	93	(623)
Gain on disposal of property and equipment	(171)	(142)	(171)	(132)
Cash flow from operations	14,747	15,862	25,541	27,440
Change in other non-cash items	(1,143)	(3,495)	(6,405)	(6,379)
Operating activities	13,604	12,367	19,136	21,061
Investing Activities				
Purchase of property and equipment	(6,966)	(4,692)	(10,195)	(8,365)
Proceeds from disposal of property and equipment	195	229	195	736
Investing activities	(6,771)	(4,463)	(10,000)	(7,629)
Financing Activities				
Change in bank advances and short-term notes	(2,510)	(5,118)	2,335	1,871
Repayment of long-term debt	(163)	(167)	(334)	(340)
Net purchase of units for unit purchase loan plan	38	(1,274)	(57)	(3,170)
Deferred financing costs	-	(27)	-	(27)
Distributions	(6,289)	(6,047)	(12,578)	(12,095)
Financing activities	(8,924)	(12,633)	(10,634)	(13,761)
NET CHANGE IN CASH	(2,091)	(4,729)	(1,498)	(329)
Cash, beginning of period	11,044	14,376	10,451	9,976
CASH, END OF PERIOD	$ 8,953	$ 9,647	$ 8,953	$ 9,647
Supplemental disclosure of cash paid for:				
Interest expense	$ 2,836	$ 325	$ 3,284	$ 4,380
Income taxes	1,836	3,841	2,536	4,115

See accompanying notes to consolidated financial statements.